Millennium Group International Holding Limited

Rm 2722, 27/F, No.1 Hung To Road, Kwun Tong

Kowloon, Hong Kong 999077

People’s Republic of China 325025

October 28, 2022

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Erin Donahue

Re:	Millennium Group International Holdings Ltd Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted August 25, 2022 CIK No. 0001903995

Dear Ms. Donahue:

This letter is in response to your letter on September 8, 2022, in which you provided a comment to Amendment No.3 to the Draft Registration Statement on Form F-1 (the “Registration Statement”) of Millennium Group International Holdings Ltd (the “Company”) filed with the U.S. Securities and Exchange Commission on August 25, 2022. On the date hereof, the Company has submitted a fourth Amendment to Registration Statement on Form F-1. We set forth below in bold the comment in your letter relating to the Registration Statement followed by our response to each comment.

Amendment No. 3 to Confidential Draft Registration on Form F-1 submitted on August 25, 2022

Prospectus Cover Page, page i

1.	Please revise the filing to disclose the purpose of the dividend declarations and waivers as noted in your response to prior comment 3. In your revised disclosures, please clarify or more fully explain the implication that these events result in “a higher shareholders’ equity” since, based on your financial statements, it appears total shareholders’ equity remained unchanged. Please also quantify the dividends made.

RESPONSE:  We respectfully advise the Staff that pages 9 and F-8 of the Prospectus were revised to disclose the purpose of the dividend declarations and waivers made during the years ended June 30, 2022 and 2021. We further advise the Staff that our previous response in relation to “a higher shareholders’ equity” refers to the shareholders’ equity of holding company at the company level.

During the recapitalization of dividend declared and waivers of amount due to shareholders, the share capital structure (namely, share capital and additional paid-in capital) of the holding company increased from US$ 17.5 million for the year ended June 30, 2021 to US$ 31.1 million for the year ended June 30, 2022.

For the purposes on dividend declaration and waivers of amount due to shareholders, please refer to our response to enquiry Q4 below.

The total dividends declared during the two-year period ended June 30, 2022 was approximately US$16.3 million; this was comprised of US$7 million and US$9.3 million (with dividend withholding tax approximately US$0.4 million) was declared in the years ended June 30, 2022 and 2021, respectively.

Prospectus Summary, page 1

2.	We note your response to prior comment 5, and note that you removed the fourth bullet under Risks Related to Doing Business in the PRC. Please restore the deleted risk factor in the summary prospectus and revise the risk factor section.

RESPONSE:  We respectfully advise the Staff that we have restored the referenced risk factor in the prospectus summary on page 6 and the risk factor section on page 19.

Index to Financial Statements, page F-1

3.	Pursuant to Item 8.A.4 of Form 20-F, please provide audited financial statements that are no more than twelve months old. Alternatively, to the extent you meet the 15-month criteria outlined in Instruction 2 to Item 8.A.4, please file the necessary representations as an exhibit to the registration statement.

RESPONSE:  We respectfully advise the Staff that we have updated the audited financial statements to the year ended June 30, 2022 and filed at F-2 to F-32.

Audited Financial Statements, (1) Organization and Business Background, page F-39

4.	You disclose that there was a recapitalization of dividend payables and waiver of amounts due to shareholders for an amount of approximately US$17.3 million, consisting of a waiver of dividends payable to shareholders of approximately US$8.4 million and a waiver of a net amount due to the shareholders of US$14.7 million that was offset by amounts resulting from the transfer of shareholding of certain subsidiaries between the shareholders and the Company of approximately US$5.8 million. However, you also disclose that amounts reversed from retained earnings of approximately US$17.3 million represent the retained earnings of Yee Woo Paper Packaging (China) Company Limited that ceased its packaging and corrugated business and was de-recognized from the Group effective December 31, 2020. Please clarify whether the amounts reversed from retained earnings of US$17.3 million were related to the recapitalization of dividends payables and waiver of amounts due to shareholders or to the retained earnings of Yee Woo Paper Packaging (China). Please revise your disclosure here and on page F-8 accordingly.

RESPONSE:  We respectfully advise the Staff that there are two separate transactions as mentioned in the question:

(1)	Yee Woo Paper Packaging (China) Company Limited, or YWPPC, has ceased its packaging and corrugated business and the entire interest of YWPPC was transferred to the controlling shareholders as disclosed on page F-8. YWPPC was thereafter de-recognized from the Company corporate structure, effective December 31, 2020 (the “Separation of YWPPC”). Thus, the amounts deducted from retained earnings of approximately US$17.3 million were related to the retained earnings of YWPPC when separated from the Company corporate structure.

(2)	As the Separation of YWPPC resulted in a decrease in the shareholders’ equity, we went through a recapitalization of dividend payables and waivers of amounts due to shareholders for the same amount (i.e. US$17.3 million) as detailed in the previous response to our Amendment No. 2 to Confidential Draft Registration Statement on Form F-1, comment #15 in order to maintain the Group’s level of net assets.

Hence, the above two transactions are treated as two separate ones but they are related.

One of the purposes of the above recapitalization exercises that involved dividends declaration with waiver and subsequent capitalization as additional paid-in capital was mainly to optimize our capital structure by enhancing the paid-up capital of the Company in order to meet the expectation from our customers, suppliers and financial institutions. We believe the recapitalization will attract more good standing customers and suppliers, better trading terms, together with allowing the Company to obtain more favorable support from financial institutions with competitive financing terms. Another purpose of the recapitalization of dividends payables and waiver of amounts due to shareholders was to recompense for the decrease in retained earnings of US$17.3 million which was caused by the separation of YWPPC.

We further respectfully advise the Staff that “Recapitalization of dividend payables and waiver of amounts due to shareholders” on page 9 and F-8 were revised to clarify the transactions.

(7) Property, plant and equipment, page F-47

5.	We note material shifts between the balances of Buildings and improvements and Machinery and equipment from June 31, 2020 to June 30, 2021. We also note material shifts between the balances of Buildings and improvements and Machinery and equipment from June 31, 2021 to December 31, 2021, disclosed in note (7) on page F-19. Please explain the reasons for the changes in the balances as of June 30, 2021 or revise the disclosures here and in note (7) on page F-19 to correct the balances as June 30, 2021.

RESPONSE:  We respectfully advise the Staff that we have revised the disclosure to properly reclassify the balances of Buildings and improvements, Machinery and equipment and vehicles for the year ended 30 June 2021 on page F-19.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Ming Yan Lai
Ming Yan Lai
Chief Executive Officer and Director